SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ___)*

                         Ophidian Pharmaceuticals, Inc.
 ----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0025 par value per share
 ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683725105
 ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                           900 Third Avenue, Suite 201
                            New York, New York 10022
                                 (212) 610-2778

                                 with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2000
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-------------------------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  683725105                               SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven N. Bronson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF                7    SOLE VOTING POWER

   SHARES                       8,700
                           --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER

  OWNED BY                      157,352
                           --------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER

  REPORTING                     8,700
                           --------------------------------------------------
   PERSON                  10   SHARED DISPOSITIVE POWER

    WITH                        157,352
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     166,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683725105                                SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Catalyst Financial LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
  NUMBER OF                7    SOLE VOTING POWER

   SHARES                       157,352
                           --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER

  OWNED BY                      8,700
                           --------------------------------------------------
    EACH                   9    SOLE DISPOSITIVE POWER

  REPORTING                     157,352
                           --------------------------------------------------
   PERSON                  10   SHARED DISPOSITIVE POWER

    WITH                        8,700
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     166,052
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 683725105              SCHEDULE 13D

Item 1. Security and Issuer.

     This Schedule 13D is filed on behalf of Steven N. Bronson and Catalyst Financial LLC with respect to the shares of Common Stock $.0025 par value per share (the "Common Stock") of Ophidian Pharmaceuticals, Inc., a Delaware corporation, with its principal offices located at 5445 East Cheryl Parkway Madison, Wisconsin 53711 (the "Issuer"). As of August 2, 2000 the Issuer had 1,158,017 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Schedule 13D is filed on behalf of Steven N. Bronson and Catalyst Financial LLC, a New York limited liability company (the "Catalyst"). Mr. Bronson is the sole member of Catalyst.

     (b) Mr. Bronson's business address is 900 Third Avenue, Suite 201, New York, New York 10022. The principal place of business of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022.

     (c) Mr. Bronson is the president of Catalyst, a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 900 Third Avenue, Suite 201, New York, New York 10022.

     (d) During the last five years, neither Mr. Bronson nor Catalyst have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson and Catalyst have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States. Catalyst is a limited liability company organized and existing under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration.

     As of October 25, 2000 Mr. Bronson owned 8,700 shares of Common Stock and Catalyst owned 42,100 shares of Common Stock for a total of 50,800 shares of Common Stock representing 4.4% of the issued and outstanding shares of Common Stock of the Issuer. On October 26, 2000, Mr. Bronson, through Catalyst, acquired 15,000 shares of Common Stock at $1.09375 per share for a purchase price of $16,406.25. On November 1, 2000, Mr. Bronson, through Catalyst, acquired an additional 9,500 shares of Common Stock at $1.09375 per share for a purchase price of $9,898.44. On November 6, 2000, Mr. Bronson, through Catalyst, acquired an additional 87,752 shares of Common Stock at $1.046875 per share for a total purchase price of $91,865.38 and an additional 3,000 shares of Common Stock at $1.03125 per share for a total purchase price of $3,093.75.

Item 4. Purpose of Transaction.

     Mr. Bronson acquired the shares of Common Stock of the Issuer for investment purposes in the belief that such shares of Common Stock were undervalued. Mr. Bronson may, for his own account, (i) increase or decrease his beneficial ownership of Common Stock, (ii) sell all or part of his shares of Common Stock in open market or privately negotiated sales or otherwise, (iii) make further purchases of shares of Common Stock through open market or privately negotiated transactions or otherwise, or (iv) seek to acquire a controlling ownership interest in the Issuer through a cash tender offer or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If, as and when Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D, and timely deliver a copy of same to the Issuer in connection therewith.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 166,052 shares of the Issuer's Common Stock, representing approximately 14.3% of the total shares of Common Stock deemed outstanding. Such shares include 8,700 shares of Common Stock owned directly by Mr. Bronson and 157,352 shares of Common Stock owned by Catalyst

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7. Material to be Filed as Exhibits.

     Exhibit N - Joint 13D Filing Statement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2000
                                                 /s/ STEVEN N. BRONSON
                                                 -----------------------------
                                                 Steven N. Bronson

Date: November 6, 2000
                                                 Catalyst Financial LLC

                                                 By:/s/ STEVEN N. BRONSON
                                                 -----------------------------
                                                 Steven N. Bronson, Sole Member
                                                 Catalyst Financial LLC


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                       Exhibit N

         Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of Ophidian Pharmaceuticals, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.

Date: November 6, 2000
                                                 /s/ STEVEN N. BRONSON
                                                 -----------------------------
                                                 Steven N. Bronson

Date: November 6, 2000
                                                 Catalyst Financial LLC

                                                 By:/s/ STEVEN N. BRONSON
                                                 -----------------------------
                                                 Steven N. Bronson, Sole Member
                                                 Catalyst Financial LLC